

Mail Stop 4561

December 3, 2015

Charles W. Allen
Chief Executive Officer
BTCS Inc.
1901 N Moore St, Suite 700
Arlington, VA 22209

> **Re:** **BTCS Inc. f/k/a Bitcoin Shop, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 17, 2015**
> **File No. 333-205277**

Dear Mr. Allen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2015 letter.

Business

Government Oversight, page 55

1.   We note your revisions in response to prior comment 6, where you refer to the CFTC Order that found that bitcoins are properly defined as commodities. Please expand your disclosure to explain with more specificity the impact on your business resulting from this regulatory development. Additionally, ensure that you update your risk factor disclosure on page 25 to reflect these developments.

Certain Relationships and Related Party Transactions, page 68

2.   We note your amended disclosure under the caption Recent Sales of Unregistered Securities, stating that you issued 40,000 shares of common stock to RK Equity Advisors, LLC on October 29, 2015. You also indicate that Mr. Allen founded RK Equity Capital Markets LLC and RK Equity Investment Corp. It appears, based on this relationship, that discussion of this transaction is warranted. Refer to Instruction 1 to Item 404(a) and Item 404(d) of Regulation S-K and advise.

Recent Sales of Unregistered Securities, page 81

3.   Note 12 to your financial statements indicates that on October 14, 2015, you issued shares of your common stock to an individual investor; however, it does not appear that you have provided updated disclosure in this section. Please revise or advise.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Harvey Kesner, Esq.
     Sichenzia Ross Friedman Ference LLP